January 15, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (864) 239-6423

Mack I. Whittle
Chief Executive Officer
The South Financial Group, Inc.
102 South Main Street
Greenville, SC 29601

>   **Re: The South Financial Group, Inc.**
>   **Definitive 14A**
>   **Filed March 19, 2007**
>   **File No. 00-15083**

Dear Mr. Whittle:

We have reviewed your response letter dated November 9, 2007 and have the following comment. Please respond to our comment by January 29, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 31

1. In your response to prior comment 6, you suggest that the disclosure of performance targets used to determine incentive compensation portions of your LTIP and MPIP plans. Disclosure of the targets appears to be material to an understanding of how your Committee made compensation awards in the relevant periods. Please disclose the actual targeted performance used to award performance portion of your incentive compensation plans. Alternatively, please provide analysis as to how disclosure of these particular targets is likely to permit competitors to affect the competitive position of The South Financial Group.

   Please contact me at (202) 551-3419 with any questions.

                                                          Sincerely,

                                                          Christian N. Windsor
                                                          Special Counsel